The Annual Meeting of Shareholders for the Fund was held on September 15, 2014 (the "meeting"). At the meeting, Trustees Thomas R. Kadlec and Richard E. Erickson were elected as Class I Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2017. The number of votes cast in favor of Mr. Kadlec was 22,986,353, the number of votes against Mr. Kadlec was 466,661, and the number of broker non-votes was 3,243,968. The number of votes cast in favor of Mr. Erickson was 22,984,117, the number of votes against Mr. Erickson was 468,897, and the number of broker non-votes was 3,243,968. Niel B. Nielson, James A. Bowen and Robert F. Keith are current and continuing Trustees. Mr. Nielson is currently the Class II Trustee of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2015. Messrs. Bowen and Keith are currently the Class III Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2016.